Mail Stop 3561

December 7, 2006

John Hanna, President and Chief Executive Officer
The Fashion House Holdings, Inc.
6310 San Vicente Boulevard, #275
Los Angeles, California  90048-5499

> **Re:** **The Fashion House Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed November 14, 2006**
> **File No. 333-136138**

Dear Mr. Hanna:

We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Selling Stockholders, page 38

1. We note that you continue to list selling stockholders who do not appear to be offering any shares for resale.  For example only, please tell us why you continue to include Westrec Capital, American Microcap, The Elevation Fund, Brookstreet Securities, Susan Hayes, and Neil Dabney.  Please revise to disclose only the selling stockholders who are offering shares on this registration statement.  In addition, please include a line showing the total amount being offered for resale.

2. We note that you include Mr. Michael Wyatt twice in the table.  Please revise to show the total amount offered by each selling stockholder only once in the table.  In addition, please describe any relationship to Mr. Christopher Wyatt.

<u>Plan of Distribution, page 50</u>

3.  We note your response to comment 8 in our letter dated August 21, 2006. In the first full paragraph on page 51, you state that any affiliate of a broker-dealer whose shares are sold pursuant to this document will be deemed an underwriter if the securities were not purchased in the ordinary course of business and, at the time of the purchase, there were any agreements or understandings, directly or indirectly, with any person to distribute the securities. Further, in your selling stockholders table, you indicate in footnote (17) that several of your selling shareholders are affiliates of broker-dealers and received warrants from BSC, who received the warrants originally in connection with a private placement.

    For each selling stockholder that is an affiliate of a broker-dealer, please disclose whether that particular selling shareholder purchased his or her shares in the ordinary course of business and whether, at the time of the purchase, there were any agreements or understandings, directly or indirectly, with any person to distribute the securities. If not, then please provide us with an analysis supporting your position that the resale of securities by these affiliates of broker-dealers is not an indirect primary offering.

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          As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Peggy Kim, Senior Staff Attorney, at (202) 551-3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     Katherine J. Blair, Esq.
        Kirkpatrick & Lockhart Nicholson Graham LLP
        Via Facsimile